UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                META Group, Inc.
-----------------------------------------------------------------------------

                                (Name of Issuer)

                         Common Stock, $.0.1 par value
-----------------------------------------------------------------------------
                          Title of Class of Securities)


                                591002 10 0
                          -----------------------------
                                (CUSIP Number)


                               February 12, 1998
----------------------------------------------------------------------------

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         (  )      Rule 13d-1(b)
         (  )      Rule 13d-1(c)
         ( X)      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

------------------------------                       ---------------------------
CUSIP No.  591002 10 0                13G            Page    2   of   5  Pages

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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Marc Butlein

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) (  )
                                                                     (b) (  )

--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      CITZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                    5      SOLE VOTING POWER

 NUMBER OF                 588,990

  SHARES                   -----------------------------------------------------

BENEFICIALLY        6      SHARED VOTING POWER

 OWNED BY                  411,250

  EACH                     -----------------------------------------------------

 REPORTING          7      SOLE DISPOSITIVE POWER

  PERSON                   588,990

  WITH:
                           ----------------------------------------------------

                    8      SHARED DISPOSITIVE POWER

                           411,250

--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,240

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS) (  )


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.6%

--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN

--------------------------------------------------------------------------------

       2 of 5

Item 1(a).    Name of Issuer:  META Group, Inc.
              ---------------

Item 1(b).    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
              208 Harbor Drive
              Stamford, CT  06912

Item 2(a).    Name of Person Filing:  Marc Butlein.
              ----------------------

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------
              The address of the principal business office of Marc Butlein is c/o META Group, Inc., 208 Harbor Drive, Stamford, CT 06912.


Item 2(c).    Citizenship:  United States.
              ------------


Item 2(d).    Title of Class of Securities:  Common Stock, $.01 par value
              ----------------------------

Item 2(e).    CUSIP Number:  591002 10 0
              ------------


Item 3. If this statement is filed pursuant to 240.13d-1(b)or 240.13d-2(b) or (c), check whether the person filing is a:
              ----------------------------------------------------------

              (a) ( ) Broker or Dealer registered under Section 15 of the
                      Securities Exchange Act of 1934 (the "Act").

              (b) ( ) Bank as defined in Section 3(a)(6) of the Act.

              (c) ( ) Insurance Company as defined in Section 3(a)(19)of the Act.

              (d) ( ) Investment Company registered under Section 8 of the
                      Investment Company Act of 1940.

              (e) ( ) Investment Adviser in accordance with 240.13d-1(b)(1)
                      (ii)(E).

              (f) ( ) An employee benefit plan,  or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

              (g) ( ) A Parent  Holding   Company, in accordance with
                      240.13d-1(b)(1)(ii)(G).

              (h) ( ) A savings association as defined in Section 3(b)of the
                      Federal Deposit Insurance Act.

              (i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

              (j) ( ) Group, in accordance with 240.13d-1(b)(1)(ii)(J).


                   NOT APPLICABLE


Item 4.       Ownership.
              ----------

              (a) Amount Beneficially Owned: Marc Butlein is the record owner of 588,990 shares as of December 31, 1998 and may be deemed to own beneficially 411,250 shares of which 275,250 shares

        4 of 5

                  are held by a trust of which Mr. Butlein is a trustee, 105,000 shares are held by a limited partnership of which Mr. Butlein is a general partner and 31,000 shares are held by a foundation of which Mr. Butlein is an officer. Therefore, Mr. Butlein may be deemed to own beneficially an aggregate of 1,000,240 shares as of December 31, 1998.

              (b) Percent  of  Class:  8.6%.  The  foregoing   percentage  is
                  calculated based on the 11,586,019 shares of Common Stock reported to be outstanding as of October 31, 1998 in the Quarterly Report on Form 10-Q of META Group, Inc. for the period ended September 30, 1998.

              (c) Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote: 588,990 shares.

                 (ii) shared  power to vote or to direct the vote: 411,250
                      shares.

                 (iii)sole power to  dispose or to direct the  disposition
                      of: 588,990 shares.

                 (iv) shared  power to dispose or to direct the  disposition of: 411,250 shares.

              Marc Butlein disclaims beneficial ownership of all shares of Common Stock except for the shares he holds of record.

Item 5.       Ownership of Five Percent or Less of a Class.
              ----------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              ----------------------------------------------------------------

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holdin Company.
              ----------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              ----------------------------------------------------------------

              Not applicable.

Item 9.       Notice of Dissolution of Group.
              --------------------------------

              Not applicable.

Item 10.      Certification.
              ---------------

              Not  applicable.  Not filed pursuant to Rule 13d-1(b) or (c).

       5 of 5

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       2/4/99
                                                    ----------------
                                                        Date



                                                    /s/ Marc Butlein
                                                    -------------------
                                                       Signature

                                                    Marc Butlein/Director
                                                    ---------------------
                                                       Name/Title